                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER
           PLACING AN ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.

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 1(a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.
      Advanced Cell Technology                                    87-0656515

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  (d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
      1201 Harbor Bay Parkway             Alameda           CA            94501                                  (510) 748-4900

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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE        (b) I.R.S. NO.     (c) RELATIONSHIP       (d) ADDRESS STREET CITY STATE ZIP CODE
      SECURITIES ARE TO BE SOLD                                          TO ISSUER
Bristol Investment Fund, Ltd.                       98-0335509           Shareholder            Caledonian Fund Services Limited
                                                                                                    Caledonian House
                                                                                                    69 Dr. Roy's Drive
                                                                                                    P.O. Box 1043
                                                                                                    Grand Cayman KY1-1102
                                                                                                    Cayman Islands
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number
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                        Name and Address of        SEC USE
Title of the Class      Each Broker Through         ONLY
 of Securities To    whom the Securities Are      ---------   Number of Shares or    Aggregate Market
Be Sold (See instr.   To Be Offered or Each        Broker-     Other Units To Be          Value
     3(a))             Market Maker who is         Dealer           Sold             (See instr. 3(d))
                     Acquiring the Securities       File       (See instr. 3(c))
                        (See instr. 3(b))          Number
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Common Stock      Citigroup Prime Broker
                  390 Greenwich Street, 3rd Floor                  188,105              $41,383
                  New York, NY 10013
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 Number of
 Shares or        Approximate Date of        Name of Each Securities
Other Units              Sale                       Exchange
Outstanding         (See instr. 3(f))           (See instr. 3(g))
(See instr.          (MO. DAY  YR.)
   3(e))
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81,333,064             2/4/2008                      OTC BB
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INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's IRS Identification Number.
       (c) Issuer's SEC file number, if any.
       (d) Issuer's address, including zip code.
       (e) Issuer's telephone number, including area code.

   2.  (a) Name of person for whose account the securities are to be sold.
       (b) Such person's or I.R.S. Identification number, if such a person is an entity.
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
       (d) Such person's address, including zip code.

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold.
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
       (f) Approximate date on which the securities are to be sold.
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

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                         TABLE I--SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date You    Nature of Acquisition    Name of Person From        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction             Whom Acquired            Securities        Payment
                                                      (If Gift, Also Give        Acquired
                                                      Date Donor Acquired)
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Common Stock      9/6/06      Convertible Note               Issuer               188,105        9/6/06            Cash

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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish The Following Information as to All Securities of The Issuer Sold During
              The Past Three Months By The Person For Whose Account
                         The Securities Are To Be Sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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Caledonian Fund Services Limited
Caledonian House
69 Dr. Roy's Drive
P.O. Box 1043
Grand Cayman KY1-1102
Cayman Islands
                                            Advanced Cell Technology, Inc.      11/16/2007            20,000             $4,033
                                            Advanced Cell Technology, Inc.      11/19/2007            20,000             $3,927
                                            Advanced Cell Technology, Inc.      11/20/2007            20,000             $4,033
                                            Advanced Cell Technology, Inc.      11/21/2007           102,937            $27,248
                                            Advanced Cell Technology, Inc.      11/21/2007            15,000             $3,961
                                            Advanced Cell Technology, Inc.      12/10/2007           135,000            $28,995
                                            Advanced Cell Technology, Inc.      12/12/2007            70,000            $14,010
                                            Advanced Cell Technology, Inc.      12/17/2007            20,000             $3,840
                                            Advanced Cell Technology, Inc.      12/20/2007            59,699            $10,089
                                            Advanced Cell Technology, Inc.      1/10/2008             80,000            $16,610
                                            Advanced Cell Technology, Inc.      1/11/2008             58,000            $16,210
                                            Advanced Cell Technology, Inc.      1/24/2008             39,937             $6,959
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REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                                February 4, 2008
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                                (DATE OF NOTICE)

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                                  Paul Kessler
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                                   (SIGNATURE)

 The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy
  of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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